AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 14, 1996
                                                       REGISTRATION NO. 33-62265

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                   ------------------------------------------
                                AMENDMENT NO. 1
                                       TO
                                    FORM S-6
                   ------------------------------------------
                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2
                   ------------------------------------------
A. EXACT NAME OF TRUST:

                               EQUITY INCOME FUND
                                 CONCEPT SERIES
                              TELE-GLOBAL TRUST 2
                          (FORMERLY CONCEPT SERIES 22)
                              DEFINED ASSET FUNDS

B. NAMES OF DEPOSITORS:
               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                               SMITH BARNEY INC.
                            PAINEWEBBER INCORPORATED
                       PRUDENTIAL SECURITIES INCORPORATED
                           DEAN WITTER REYNOLDS INC.
C. COMPLETE ADDRESSES OF DEPOSITORS' PRINCIPAL EXECUTIVE OFFICES:

 MERRILL LYNCH, PIERCE,      SMITH BARNEY INC.
     FENNER & SMITH          388 GREENWICH ST.
      INCORPORATED              23RD FLOOR
   DEFINED ASSET FUNDS     NEW YORK, N.Y. 10013
      P.O. BOX 9051
     PRINCETON, N.J.
       08543-9051


PAINEWEBBER INCORPORATED   PRUDENTIAL SECURITIES  DEAN WITTER REYNOLDS INC.
   1285 AVENUE OF THE          INCORPORATED            TWO WORLD TRADE
        AMERICAS             ONE SEAPORT PLAZA       CENTER--59TH FLOOR
  NEW YORK, N.Y. 10019       199 WATER STREET       NEW YORK, N.Y. 10048
                           NEW YORK, N.Y. 10292

D. NAMES AND COMPLETE ADDRESSES OF AGENTS FOR SERVICE:

  TERESA KONCICK, ESQ.      LAURIE A. HESSLEIN        ROBERT E. HOLLEY
      P.O. BOX 9051          388 GREENWICH ST.       1285 AVENUE OF THE
     PRINCETON, N.J.       NEW YORK, N.Y. 10013           AMERICAS
       08543-9051                                   NEW YORK, N.Y. 10019


                                                         COPIES TO:
   LEE B. SPENCER, JR.      DOUGLAS LOWE, ESQ.     PIERRE DE SAINT PHALLE,
    ONE SEAPORT PLAZA    130 LIBERTY STREET--29TH           ESQ.
    199 WATER STREET               FLOOR            450 LEXINGTON AVENUE
  NEW YORK, N.Y. 10292     NEW YORK, N.Y. 10006     NEW YORK, N.Y. 10017


E. TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:
  An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. PROPOSED MAXIMUM OFFERING PRICE TO THE PUBLIC OF THE SECURITIES BEING
REGISTERED: Indefinite
G. AMOUNT OF FILING FEE: $500 (as required by Rule 24f-2)

H. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:
 As soon as practicable after the effective date of the Registration Statement.


/ x / Check box if it is proposed that this filing will become effective at 9:30 a.m. on February 14, 1996 pursuant to Rule 487.

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

                                                   DEFINED ASSET FUNDSSM
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EQUITY INCOME FUND            The objective of this Defined Fund is total return
CONCEPT SERIES                through a combination of capital appreciation and,
TELE-GLOBAL TRUST 2           to a lesser extent, current income by investing
(A UNIT INVESTMENT            for a period of about four years in a diversified
TRUST)                        portfolio of publicly traded common stocks issued
------------------------------by domestic and international companies engaged in
-- PROFESSIONAL SELECTION     a wide range of telecommunications activities.
-- DIVERSIFICATION            These issuers provide local, long distance and
-- REINVESTMENT OPTION        cellular telecommunications services as well as
                              telecommunications equipment and networking. The telecommunications industry is expected to continue to expand, stimulated by competition, globalization and introduction of new products.
                              There is no assurance that the Fund's objective will be met.
                              The value of units will fluctuate with the value of the common stocks in the Portfolio and no assurance can be given that the underlying common stocks will continue to pay dividends or that the underlying common stocks or the units will appreciate in value.
                              Minimum purchase: $250.


                               -------------------------------------------------
                               THESE SECURITIES HAVE NOT BEEN APPROVED OR
                               DISAPPROVED BY THE SECURITIES AND EXCHANGE
                               COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
SPONSORS:                      HAS THE COMMISSION OR ANY STATE SECURITIES
Merrill Lynch,                 COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
Pierce, Fenner & Smith         OF THIS DOCUMENT. ANY REPRESENTATION TO THE
Incorporated                   CONTRARY IS A CRIMINAL OFFENSE.
Smith Barney Inc.              Inquiries should be directed to the Trustee at
PaineWebber Incorporated       1-800-323-1508.
Prudential Securities          Prospectus dated February 14, 1996.
Incorporated                   INVESTORS SHOULD READ THIS PROSPECTUS CAREFULLY
Dean Witter Reynolds Inc.      AND RETAIN IT FOR FUTURE REFERENCE.

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Defined Asset FundsSM

Defined Asset Funds is America's oldest and largest family of unit investment trusts, with over $100 billion sponsored in the last 25 years. Each Defined Asset Fund is a portfolio of preselected securities. The portfolio is divided into 'units' representing equal shares of the underlying assets. Each unit receives an equal share of income and principal distributions.

Defined Asset Funds offer several defined 'distinctives'. You know in advance what you are investing in and that changes in the portfolio are limited - a defined portfolio. Most defined bond funds pay interest monthly - defined income. The portfolio offers a convenient and simple way to invest - simplicity defined.

Your financial professional can help you select a Defined Asset Fund to meet your personal investment objectives. Our size and market presence enable us to offer a wide variety of investments. The Defined Asset Funds family offers:

o Municipal portfolios
o Corporate portfolios
o Government portfolios
o Equity portfolios
o International portfolios

The terms of Defined Funds are as short as one year or as long as 30 years. Special defined bond funds are available including: insured funds, double and triple tax-free funds and funds with 'laddered maturities' to help protect against changing interest rates. Defined Asset Funds are offered by prospectus only.

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Defining Your Portfolio
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The 34 stocks represented in the Fund are issued by companies that are expected to benefit from new telecommunications legislation and a perceived trend toward globalization of the telecommunications industry. Investing in the Portfolio, rather than in only one or two of the underlying common stocks, is a way to diversify your investment. Based upon the principal business of each issuer and current market values, the following types of telecommunications companies are represented in the Portfolio:

                                                    PORTFOLIO
                                                   PERCENTAGE
/ / Telecommunications Services
Regional Bells                                       19.36%
Independents                                         10.32%
Long Distance                                         5.64%
Wireless                                              2.80%
/ / Telecommunications Equipment                     24.27%
/ / Telecommunications Networking                    20.00%
/ / International                                    17.61%

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Defining Your Risks
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Unit price fluctuates with the value of the Portfolio, and the value of the
Portfolio could be affected by changes in the financial condition of the issuers, changes in the telecommunications industry, movements in stock prices generally, the impact of the Sponsors' purchase and sale of the securities (especially during the primary offering period of units) and other factors. Therefore, there is no guarantee that the objective of the Portfolio will be achieved.

Unlike a mutual fund, the Portfolio is not actively managed and the Sponsors receive no management fee. Therefore, the adverse financial condition of an issuer or any market movement in the price of a security will not necessarily require the sale of securities from the Portfolio or mean that the Sponsors will not continue to purchase the security in order to create additional Units. Although the Portfolio is regularly reviewed and evaluated and Sponsors may instruct the Trustee to sell securities under certain limited circumstances, securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation.

In addition, the Fund is concentrated in common stocks of domestic telecommunications companies and therefore is dependent to a significant extent on revenues generated from those particular activities (see Risk Factors--The Telecommunications Industry in Part B).

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Defining Your Investment
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PUBLIC OFFERING PRICE PER 1,000 UNITS                  $1,000.00

The Public Offering Price as of February 13, 1996, the business day prior to the initial date of deposit, is based on the aggregate value of the underlying securities ($356,987.50) and any cash held to purchase securities, divided by the number of units outstanding (367,082) times 1,000, plus the initial sales charge. The Public Offering Price on any subsequent date will vary. The underlying securities are valued by the Trustee on the basis of their closing sale prices at 4:00 p.m. Eastern time on every business day.

SALES CHARGES

The total sales charge for this investment combines an initial up-front sales charge and a deferred sales charge that will be deducted from the net asset value of the Portfolio quarterly on the 10th of each February, May, August and November beginning May 10, 1996.

QUARTERLY INCOME DISTRIBUTIONS

Distributions of income, if any, will be paid on the 25th day of March, June, September and December of each year commencing on the 25th day of June 1996 to Holders of record on the 10th day of March, June, September and December, respectively. In order to meet certain tax requirements, a special distribution of income including capital gains, may be paid to holders of record as of a date in December. Any capital gain net income will generally be distributed after the end of the year.

REINVESTMENT OPTION

You can elect to automatically reinvest your distributions into additional units of the Portfolio subject only to the deferred sales charge remaining at the time of reinvestment. Reinvesting helps to compound your income for a greater total return.

TAXES

Distributions which are taxable as ordinary income to Holders will constitute dividends for Federal income tax purposes and may, subject to certain limitations, be eligible for the dividends-received deduction for certain corporations (see Taxes in Part B). Foreign holders should be aware that distributions from the Fund will generally be subject to information reporting and withholding taxes.

TAX BASIS REPORTING

The proceeds received when you sell this investment will reflect the deduction of the deferred sales charge. In addition, the annual statement and the relevant tax reporting forms you receive at year-end will be based on the amount paid to you (not including the deferred sales charge). Accordingly, you should not increase your basis in your units by the deferred sales charge.

TERMINATION DATE

The Portfolio will terminate by February 28, 2000. The final distribution will be made within a reasonable time afterward. The Portfolio may be terminated earlier if its value is less than 40% of the value of the securities when deposited.

SPONSORS' PROFIT OR LOSS

The Sponsors' profit or loss from the Portfolio will include the receipt of applicable sales charges, fluctuations in the Public Offering Price or secondary market price of units, a loss of $220.00 on the initial deposit of the securities and a gain or loss on subsequent deposits of securities (see Sponsors' and Underwriters' Profits in Part B).

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Defining Your Costs
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SALES CHARGE

First-time investors pay a 2.75% sales charge when they buy. For example, on a $1,000 investment, $972.50 is invested in the Portfolio. In addition, a deferred sales charge of $1.625 per 1,000 units will be deducted from the Portfolio's net asset value each quarter ($26.00 total). This deferred method of payment keeps more of your money invested over a longer period of time. Although this is a unit investment trust rather than a mutual fund, the following information is presented to permit a comparison of fees and an understanding of the direct or indirect costs and expenses that you pay.

                                         As a %
                                  of Initial Public     Amount per
                                  Offering Price       1,000 Units
                                  -----------------  --------------
Maximum Initial Sales Charge               2.75%      $     27.500
Maximum Deferred Sales Charge              2.60%            26.000
                                  -----------------  --------------
                                           5.35%      $     53.500
                                  -----------------  --------------
                                  -----------------  --------------
Maximum Sales Charge Imposed on
  Reinvested Dividends                     2.44%      $     24.375

ESTIMATED ANNUAL FUND OPERATING EXPENSES

                                         As a %        Amount per
                                  of Net Assets       1,000 Units
                                  -----------------  --------------
Trustee's Fee                              .087%       $     0.84
Maximum Portfolio Supervision,
  Bookkeeping and Administrative
  Fees                                     .046%       $     0.45
Organizational Expenses                    .064%       $     0.62
Other Operating Expenses                   .044%       $     0.43
                                  -----------------  --------------
TOTAL                                      .241%       $     2.34

This Portfolio (and therefore the investors) will bear all or a portion of its organizational costs--including costs of preparing the registration statement, the trust indenture and other closing documents, registering units with the SEC and the states and the initial audit of the Portfolio--as is common for mutual funds.

COSTS OVER TIME

You would pay the following cumulative expenses on a $1,000 investment, assuming 5% annual return on the investment throughout the indicated periods and redemption at the end of the period:

 1 Year     2 Years    3 Years    4 Years
   $36        $47        $56        $64

The example assumes reinvestment of all dividends and distributions and uses a 5% annual rate of return as mandated by SEC regulations applicable to mutual funds. For purposes of the example, the deferred sales charge imposed on reinvestment of dividends is not reflected until the year following payment of the dividend; the cumulative expenses would be higher if sales charges on reinvested dividends were reflected in the year of reinvestment.

The example should not be considered a representation of past or future expenses or annual rates of return; the actual expenses and annual rates of return may be more or less than the example.

SELLING YOUR INVESTMENT

You may sell or redeem your units at any time prior to the termination of the Portfolio. Your price will be based on the then current net asset value. The redemption and secondary market repurchase price as of February 13, 1996 was $972.50 per 1,000 units. This price reflects deductions of the deferred sales charge which declines over the life of the Portfolio ($26.00 initially). If you sell your units before the termination of the Portfolio, no further deferred sales charges will be deducted.

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
                               Defined Portfolio
--------------------------------------------------------------------------------
Equity Income Fund
Concept Series
Tele-Global Trust 2                                            February 14, 1996

                                                                             PRICE                          CURRENT
                                        TICKER           PERCENTAGE        PER SHARE         COST          DIVIDEND
NAME OF ISSUER                          SYMBOL          OF FUND (1)         TO FUND       TO FUND (2)      YIELD (3)
---------------------------------------------------------------------------------------------------------------------
1. 3Com Corporation                      COMS                  4.11%      $    48.875   $     14,662.50         0.00%
2. ADC Telecommunications Inc.           ADCT                  3.40            40.500         12,150.00         0.00
3. Airtouch Communications, Inc.          ATI                  1.81            32.250          6,450.00         0.00
4. Alltel Corporation                     AT                   1.94            34.625          6,925.00         3.00
5. Ameritech Corporation                  AIT                  3.64            64.875         12,975.00         3.27
6. AT&T Corporation                        T                   3.81            68.000         13,600.00         1.94
7. Bay Networks Inc.                     BNET                  3.91            46.500         13,950.00         0.00
8. Bell Atlantic Corporation              BEL                  4.12            73.625         14,725.00         3.80
9. BellSouth Corporation                  BLS                  2.49            44.500          8,900.00         3.24
10. Cabletron Systems, Inc.               CS                   4.40            78.625         15,725.00         0.00
11. Century Telephone Enterprises         CTL                  1.95            34.875          6,975.00         0.95
12. Cisco Systems, Inc.                  CSCO                  7.58            90.250         27,075.00         0.00
13. DSC Communications Corporation       DIGI                  2.85            33.875         10,162.50         0.00
14. Frontier Corporation                  FRO                  1.83            32.750          6,550.00         2.60
15. GTE Corporation                       GTE                  4.08            48.500         14,550.00         3.88
16. Lincoln Telecommunications
    Company                              LTEC                  1.13            20.125          4,025.00         2.98
17. Motorola, Inc.                        MOT                  1.57            55.875          5,587.50         0.72
18. Nokia Corporation*                   NOKA                  3.11            37.000         11,100.00         1.34
19. NYNEX Corporation                     NYN                  3.10            55.250         11,050.00         4.27
20. Picturetel Corporation               PCTL                  3.29            39.125         11,737.50         0.00
21. QUALCOMM, Inc.                       QCOM                  3.89            46.250         13,875.00         0.00
22. Royal PTT Nederland NV*               KPN                  1.10            39.375          3,937.50         3.21
23. SBC Communications, Inc.              SBC                  5.01            59.625         17,887.50         2.77
24. Southern New England
    Telecommunications Corporation        SNG                  1.22            43.375          4,337.50         4.06
25. Stet Societa' Finanziaria
    Telefonica S.p.A.*                    STE                  1.76            31.500          6,300.00         0.00
26. Stratacom, Inc.                      STRM                  6.64            79.000         23,700.00         0.00
27. Tele Danmark A/S*                     TLD                  1.64            29.250          5,850.00         3.81
28. Telecom Corporation of New
    Zealand Limited*                      NZT                  3.80            67.875         13,575.00         5.20
29. Telefonaktiebolaget LM
    Ericsson*                            ERICY                 1.73            20.625          6,187.50         0.73
30. Telefonica de Espana*                 TEF                  2.47            44.000          8,800.00         3.32
31. Tellabs, Inc.                        TLAB                  2.63            47.000          9,400.00         0.00
32. U.S. West Communications Group        USW                  1.00            35.750          3,575.00         5.99
33. United States Cellular
    Corporation                           USM                  0.99            35.375          3,537.50         0.00
34. Vodafone Group PLC*                   VOD                  2.00            35.750          7,150.00         1.78
                                                    --------------------               -----------------
                                                             100.00%                    $    356,987.50
                                                    --------------------               -----------------
                                                    --------------------               -----------------

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 * Indicates an American Depositary Receipt ('ADR') (see Risk Factors--Foreign
   Issuers in Part B).
(1) Based on Cost to Fund.
(2) Valuation by the Trustee made on the basis of closing sale prices at the evaluation time on February 13, 1996.
(3) Except for ADRs, calculated by annualizing the latest quarterly or semi-annual dividend declared; for ADRs, calculated on the basis of all dividends declared or paid in the last year.
                      ------------------------------------

The securities were acquired on February 13, 1996 and are represented entirely by contracts to purchase the securities. Any of the Sponsors may have acted as underwriters, managers or comanagers of a public offering of the securities in this Fund during the last three years. Affiliates of the Sponsors may serve as specialists in the securities in this Fund on one or more stock exchanges and may have a long or short position in any of these securities or in options on any of them, and may be on the opposite side of public orders executed on the floor of an exchange where the securities are listed. An officer, director or employee of any of the Sponsors may be an officer or director of one or more of the issuers of the securities in the Fund. A Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the securities or in options on them. Any Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any securities or in options on them.

                       REPORT OF INDEPENDENT ACCOUNTANTS


The Sponsors, Trustee and Holders of Equity Income Fund Concept Series, Tele-Global Trust 2, Defined Asset Funds (the 'Fund'):

We have audited the accompanying statement of condition and the defined portfolio included in the prospectus of the Fund as of February 14, 1996. This financial statement is the responsibility of the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation of an irrevocable letter of credit deposited for the purchase of securities, as described in the statement of condition, with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Fund as of February 14, 1996 in conformity with generally accepted accounting principles.


DELOITTE & TOUCHE LLP
New York, N.Y.
February 14, 1996

                 STATEMENT OF CONDITION AS OF FEBRUARY 14, 1996
TRUST PROPERTY

Investments--Contracts to purchase Securities(1).........$         356,987.50
Organizational Costs(2)..................................          124,130.00
                                                         --------------------
           Total.........................................$         481,117.50
                                                         --------------------
                                                         --------------------
LIABILITY AND INTEREST OF HOLDERS
  Accrued Liability(2)...................................$         124,130.00
Interest of Holders of 367,082 Units of fractional
  undivided interest outstanding:(3)
  Cost to investors(4)...................................$         367,082.00
  Gross underwriting commissions(5)......................          (10,094.50)
                                                         --------------------
  Subtotal...............................................$         356,987.50
                                                         --------------------
           Total.........................................$         481,117.50
                                                         --------------------
                                                         --------------------

---------------
           (1) Aggregate cost to the Fund of the securities listed under Defined Portfolio determined by the Trustee at 4:00 p.m., Eastern time on February 13, 1996. The contracts to purchase securities are collateralized by an irrevocable letter of credit which has been issued by Banca Nazionale Dell' Agricoltura, New York Branch, in the amount of $357,207.50 and deposited with the Trustee. The amount of the letter of credit includes $356,987.50 for the purchase of securities.
           (2) This represents a portion of the Fund's organizational costs, which will be deferred and amortized over the life of the Fund. Organizational costs have been estimated based on projected total assets of $50 million. To the extent the Fund is larger or smaller, the estimate may vary.
           (3) Because the value of securities at the evaluation time on the Initial Date of Deposit may differ from the amounts shown in this statement of condition, the number of Units offered on the Initial Date of Deposit will be adjusted from the initial number of Units to maintain the $1,000 per 1,000 Units offering price.
           (4) Aggregate public offering price computed on the basis of the value of the underlying securities at 4:00 p.m., Eastern time on February 13, 1996, plus an initial sales charge at a rate of 2.75% of the Public Offering Price (2.828% of the aggregate value of Securities). In addition, Units are subject to deferred sales charges of $1.625 per 1,000 Units payable quarterly ($6.50 per year). After an investor sells or redeems Units, all future deductions of deferred sales charges with respect to that investor will be waived.
           (5) Assumes the maximum sales charge per 1,000 units of 2.75% of the Public Offering Price.

                             DEFINED ASSET FUNDSSM
                               PROSPECTUS--PART B
                               EQUITY INCOME FUND
                       CONCEPT SERIES TELE-GLOBAL TRUST 2
             FURTHER INFORMATION REGARDING THE FUND MAY BE OBTAINED
     WITHIN FIVE DAYS BY WRITING OR CALLING THE TRUSTEE AT THE ADDRESS AND
        TELEPHONE NUMBER SET FORTH ON THE BACK COVER OF THIS PROSPECTUS.
                                     INDEX

                                                                        PAGE
                                                                   ---------
FUND DESCRIPTION.................................................          1
RISK FACTORS.....................................................          2
HOW TO BUY UNITS.................................................          4
HOW TO SELL UNITS................................................          5
INCOME, DISTRIBUTIONS AND REINVESTMENT...........................          6
FUND EXPENSES....................................................          7
TAXES............................................................          8
RECORDS AND REPORTS..............................................         10
TRUST INDENTURE..................................................         10
MISCELLANEOUS....................................................         10
SUPPLEMENTAL INFORMATION.........................................         12

FUND DESCRIPTION

PORTFOLIO SELECTION

     Professional buyers and research analysts for Defined Asset Funds, with access to extensive research, selected the Securities for the Portfolio after considering the Fund's investment objective as well as the quality of the common stocks, the earning and dividend payment records of the issuers, the capitalization of the issuers and the prices of the common stocks. The screening process included (1) identifying companies with 4-year growth potential, (2) performing a thorough fundamental financial analysis, and (3) evaluating liquidity, market share and timeliness of purchase. This Fund is invested in telecommunications stocks (both domestic and foreign) believed to be well positioned to take advantage over the next four years of advances in telecommunications technology, increasing demand for telecommunications products, recent legislative changes which should increase flexibility to combine telephone and wireless services, and global expansion of telecommunications services (particularly from privitization of government-owned facilities). Advertising and sales literature may contain brief descriptions of the businesses of each of the companies in the Portfolio and Defined Asset Funds research analysis of why they were selected.

     The deposit of the Securities in the Portfolio on the initial date of deposit established a proportionate relationship among the number of shares of each Security. Following the initial date of deposit the Sponsors may deposit additional Securities in order to create new Units, maintaining to the extent possible that original proportionate relationship. The ability to acquire each Security at the same time will generally depend upon the Security's availability and any restrictions on the purchase of that Security under the federal securities laws or otherwise.

     Additional Units may also be created by the deposit of cash (including a letter of credit) with instructions to purchase additional Securities. This practice could cause both existing and new investors to experience a dilution of their investments and a reduction in their anticipated income because of price fluctuations in the Securities between the time of the cash deposit and the actual purchase of the additional Securities and because the associated brokerage fees will be an expense of the Fund. To minimize these effects, the Fund will try to purchase Securities as close to the Evaluation Time or at prices as close to the evaluated prices as possible.

     Because each Defined Asset Fund is a preselected portfolio, you know the securities before you invest. Of course, the Portfolio will change somewhat over time, as Securities are purchased upon creation of additional Units, as securities are sold to meet Unit redemptions or in other limited circumstances.

PORTFOLIO SUPERVISION

     The Fund follows a buy and hold investment strategy in contrast to the frequent portfolio changes of a managed fund based on economic, financial and market analyses. In the event a public tender offer is made for a Security or a merger or acquisition is announced affecting a Security, the Sponsors may instruct the Trustee to tender or sell the Security in the open market when in its opinion it is in the best interests of investors to do so. Although the Portfolio is not actively managed, it is regularly reviewed and evaluated and Securities can be sold in case of certain adverse developments concerning a Security including the adverse financial condition of the issuer, the institution of legal proceedings against the issuer, a decline in the price or the occurrence of other market or credit factors that might otherwise make retention of the Security detrimental to the interest of investors or if the disposition of these Securities is necessary in order to enable the Fund to make distributions of the Fund's capital gain net income or desirable in order to maintain the qualification of the Fund as a regulated investment company under the Internal Revenue Code. Securities can also be sold to meet redemption of Units. The Sponsors are also authorized to direct the reinvestment of the proceeds of the sale of Securities, as well as moneys held to cover the purchase of Securities pursuant to contracts which have failed, in Replacement Securities which satisfy certain conditions specified in the Indenture.

RISK FACTORS

     An investment in the Fund entails certain risks, including the risk that the value of your investment will decline if the financial condition of the issuers of the Securities becomes impaired or if the general condition of the stock market worsens and the risk that holders of common stocks have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of capital provided by debt securities. Common stocks in general may be especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. The Sponsors cannot predict the direction or scope of any of these factors.

THE TELECOMMUNICATIONS INDUSTRY

     The companies whose securities are included in the Portfolio are engaged in providing local, long-distance and wireless services, in the manufacture of telecommunications products and in a wide range of other activities including directory publishing, information systems and the operation of voice, data and video telecommunications networks.

     General. Payment on common stocks of companies in the telecommunications industry, including local, long-distance and cellular service, the manufacture of telecommunications equipment, and other ancillary services, is generally dependent upon the amount and growth of customer demand, the level of rates permitted to be charged by regulatory authorities and the effects of inflation on the cost of providing services and the rate of technological innovation. The domestic telecommunications industry is characterized by increasing competition in all sectors and regulation by the Federal Communications Commission and various state regulatory authorities. To meet increasing competition, companies may have to commit substantial capital, particularly in the formulation of new products and services using new technology. Telecommunications companies in both developed and emerging countries are undergoing significant change due to varying and evolving levels of governmental regulation or deregulation and other factors. As a result, competitive pressures are intense and the securities of such companies may be subject to significant price volatility. In addition, all telecommunications companies in both developed and emerging countries are subject to the additional risk that technological innovations will make their products and services obsolete.

     The Telecommunications Act of 1996. The Telecommunications Act of 1996; Communication Decency Act of 1996 (the 'Communications Act'), which became law on February 8, 1996, permits greater competition in the local and long distance telephone and equipment manufacturing markets. In addition, it changes the regulatory structure governing the Regional Bell Holding Companies ('RBOCs') from one based on rate of return to one based on price. The overall impact of the Communications Act on the Portfolio is uncertain.

     Regional Bell Holding Companies. The Portfolio contains securities of six of the seven RBOCs. These corporations were spun off from AT&T in 1984. Many of the RBOCs are seeking to increase profits through the development and sale of new high-margined products, such as caller ID, voicemail, call return, call waiting and interactive multimedia, to their existing customer base. To the extent that the demand for such products is less than anticipated, the price of securities of RBOCs could be adversely affected. Many of the RBOCs are also aggressively looking to expand into overseas markets through both direct and indirect investment. The impact of this expansion on the price of securities of the RBOCs is uncertain.

     Wireless Telephone Companies. Wireless telephone companies provide wireless services including paging, dispatch, cellular and Personal Communication Systems ('PCS') services throughout the United States. Most of the RBOCs as well as long distance companies are seeking to increase their share of the cellular market in view of perceived future growth prospects. It is unclear what effect, if any, increased competition between wireless and traditional services will have on the Portfolio.

     Telecommunications Equipment Manufacturers. While the worldwide market for telecommunications equipment is expected to grow, the overall effect on the Portfolio of factors such as competing technologies, increasing capital requirements, protectionist actions by foreign governments and demand for new technologies, is impossible to predict.

     International Companies. The international companies in the Portfolio consist predominantly of former government owned telecommunications systems that have been privatized in stages. The Sponsors cannot predict whether such privatization will continue in the future or what, if any, effect this will have on the Portfolio.

FOREIGN ISSUERS

     Certain of the Securities in a Portfolio may consist of securities of foreign issuers. An investment in such a Fund involves some investment risks that are different in some respects from an investment in a fund that invests entirely in securities of domestic issuers. Those investment risks include future political and economic developments and the adoption of withholding taxes, exchange controls or other restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities. In addition, there may be less publicly available information than is available from a domestic issuer and foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. In addition, earnings and dividends for foreign companies are in non-U.S. currencies. Therefore, the U.S. dollar value of the stock and dividends for these issuers will vary with fluctuations in the U.S. dollar foreign exchange rates for the relevant currencies. Most foreign currencies have fluctuated widely in value against the U.S. dollar for many reasons, including supply and demand for the respective currency, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries.

     American Depositary Shares and Receipts. Securities of foreign issuers may be purchased in ADR form in the United States. ADRs evidence American Depositary Shares which represent common stock deposited with a custodian in a depositary. American Depositary Shares (ADSs) and receipts therefor (ADRs) are issued by an American bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted. Generally, ADSs and ADRs are designed for use in the United States securities markets. For purposes of this Prospectus, the term ADR generally includes ADSs.

     The terms and conditions of depositary facilities may result in less liquidity or lower market prices for ADRs than for the underlying shares. For those Securities that are ADRs, currency fluctuations will also affect the U.S. dollar equivalent of the local currency price of the underlying domestic share and, as a result, are likely to affect the value of the ADRs and consequently the value of the Securities.

LIQUIDITY

     Whether or not the Securities are listed on a national securities exchange, the principal trading market for the Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Securities may depend on whether dealers will make a market in the Securities. There can be no assurance that a market will be made for any of the Securities, that any market for the Securities will be maintained or of the liquidity of the Securities in any markets made. In addition, the Fund may be restricted under the Investment Company Act of 1940 from selling Securities to the Sponsors. The price at which the Securities may be sold to meet redemptions and the value of the Fund will be adversely affected if trading markets for the Securities are limited or absent.

LITIGATION AND LEGISLATION

     The Sponsors do not know of any pending litigation as of the initial date of deposit that might reasonably be expected to have a material adverse effect on the Fund, although pending litigation may have a material adverse effect on the value of Securities in the Fund. In addition, at any time after the initial date of deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted, affecting the Securities in the Portfolio or the issuers of the Securities. Changing approaches to regulation may have a negative impact on certain companies represented in the Portfolio. There can be no assurance that future litigation, legislation, regulation or deregulation will not have a material adverse effect on the Portfolio or will not impair the ability of the issuers of the Securities to achieve their business goals. From time to time Congress considers proposals to reduce the rate of the dividends-received deduction. This type of legislation, if enacted into law, would adversely affect the after-tax return to investors who can take advantage of the deduction. See Taxes.

LIFE OF THE FUND; FUND TERMINATION

     The size and composition of the Portfolio will be affected by the level of redemptions of Units that may occur from time to time. Principally, this will depend upon the number of investors seeking to sell or redeem their Units. The Portfolio will be terminated no later than the mandatory termination date specified in Part A of the Prospectus. It will terminate earlier upon the disposition of the last Security or upon the consent of investors holding 51% of the Units. The Portfolio may also be terminated earlier by the Sponsors once its total assets have fallen below the minimum value specified in Part A of the Prospectus. A decision by the Sponsors to terminate the Portfolio early will be based on factors such as the size of the Portfolio relative to its original size, the ratio of Portfolio expenses to income, and the cost of maintaining a current prospectus.

     Notice of impending termination will be provided to investors and thereafter units will no longer be redeemable. On or shortly before termination, the Trustee will seek to dispose of any Securities remaining in the Portfolio although any Security unable to be sold at a reasonable price may continue to be held by the Trustee in a liquidating trust pending its final disposition. A proportional share of the expenses associated with termination, including brokerage costs in disposing of Securities, will be borne by investors remaining at that time. This may have the effect of reducing the amount of proceeds those investors are to receive in any final distribution.

HOW TO BUY UNITS

     Units are available from any of the Sponsors, Underwriters and other broker-dealers at the Public Offering Price. The Public Offering Price varies each Business Day with changes in the value of the Portfolio and other assets and liabilities of the Fund.

PUBLIC OFFERING PRICE

     Units are charged a combination of Initial and Deferred Sales Charges equal, in the aggregate, to a maximum charge of 5.35% of the public offering price or 5.501% of the net asset value of the Fund over its expected four-year life. The initial portion of the sales charge is equal to 2.75% of the Public Offering Price (2.828%) of the net amount invested in the Securities) and the deferred portion of the sales charge is $1.625 per 1,000 Units ($6.50 per year) payable by the Fund on behalf of the investors out of net asset value of the Fund quarterly until the Fund terminates. If an investor sells or redeems Units before a quarterly payment date, all future deductions of deferred sales charges with respect to that investor will be waived; this will have the effect of reducing the rate of sales charge as to that investor.

     The initial portion of the sales charge is reduced on a graduated scale for sales to any purchaser of at least $250,000 of Units and will be applied on whichever basis is more favorable to the purchaser. To qualify for the reduced initial sales charge and concession applicable to quantity purchasers, the dealer must confirm that the sale is to a single purchaser as defined below or is purchased for its own account and not for distribution. The initial portion of the sales charge will be reduced as follows:

                                                    SALES CHARGE
                                     (GROSS UNDERWRITING PROFIT)
                                    --------------------------------
                                    AS PERCENT OF      AS PERCENT OF           MAXIMUM        DEALER CONCESSION      CONCESSION TO
                                    PUBLIC OFFERING     NET AMOUNT    DOLLAR AMOUNT DEFERRED    AS PERCENT OF        INTRODUCING
AMOUNT PURCHASED                            PRICE         INVESTED     PER 1,000 UNITS        PUBLIC OFFERING PRICE      DEALERS
----------------------------------  -----------------  -------------  ----------------------  ---------------------  -------------
Less than $250,000................           2.75%           2.828%         $    26.00                  1.788%         $   19.80
$250,000 - $499,999...............           2.25            2.302               26.00                  1.463              16.20
$500,000 - $749,999...............           1.75            1.781               26.00                  1.138              12.60
$750,000 - $999,999...............           1.25            1.266               26.00                  0.813               9.00
$1,000,000 and more...............           1.00            1.010               26.00                  0.650               7.20


     The above graduated sales charges will apply on all purchases on any one day by the same purchaser of Units in this Fund only in the amounts stated. For this purpose purchases during the primary offering period will not be aggregated with concurrent purchases of any other unit trusts sponsored by the Sponsors. Purchases in the secondary market of one or more Series sponsored by the Sponsors which have the same rates of sales charge will be aggregated. Units held in the name of the spouse of the purchaser or in the name of a child of the purchaser under 21 years of age are deemed to be registered in the name of the purchaser. The graduated sales charges are also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account.

     Employees of certain Sponsors and Sponsor affiliates and non-employee directors of Merrill Lynch & Co. Inc. may purchase Units at a reduced initial sales charge of not less than $5.00 per 1,000 Units.

EVALUATIONS

     Evaluations are determined by the Trustee on each Business Day. This excludes Saturdays, Sundays and the following holidays as observed by the New York Stock Exchange: New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas. If the Securities are listed on a national securities exchange or the NASDAQ national market system, evaluations are generally based on closing sales prices on that exchange or that system (unless the Trustee deems these prices inappropriate) or, if closing sales prices are not available, at the mean between the closing bid and offer prices. If the Securities are not listed or if listed but the principal market is elsewhere, the evaluation is generally determined based on sales prices of the Securities on the over-the-counter market or, if sales prices in that market are not available, on the basis of the mean between current bid and offer prices for the Securities or for comparable securities or by appraisal or by any combination of these methods. Neither the Sponsors nor the Trustee guarantee the enforceability, marketability or price of any Securities.

CERTIFICATES

     Certificates for Units are issued upon request and may be transferred by paying any taxes or governmental charges and by complying with the requirements for redeeming Certificates (see How To Sell Units--Trustee's Redemption of Units). Certain Sponsors collect additional charges for registering and shipping Certificates to purchasers. Lost or mutilated Certificates can be replaced upon delivery of satisfactory indemnity and payment of costs.

HOW TO SELL UNITS

SPONSORS' MARKET FOR UNITS

     You can sell your Units at any time without a fee (other than the deduction after the initial offering period for the costs of liquidating Securities). The

Sponsors (although not obligated to do so) will normally buy any Units offered for sale at the repurchase price next computed after receipt of the order. The Sponsors have maintained secondary markets in Defined Asset Funds for over 20 years. Primarily because of the sales charge and fluctuations in the market value of the Securities, the sale price may be less than the cost of your Units. You should consult your financial professional for current market prices to determine if other broker-dealers or banks are offering higher prices for Units.

     The Sponsors may discontinue this market without prior notice if the supply of Units exceeds demand or for other business reasons. The Sponsors may reoffer or redeem Units repurchased.

TRUSTEE'S REDEMPTION OF UNITS

     You may redeem your Units by sending the Trustee a redemption request. Signatures must be guaranteed by an eligible institution. In certain instances, additional documents may be required such as a certificate of death, trust instrument, certificate of corporate authority or appointment as executor, administrator or guardian. If the Sponsors are maintaining a market for Units, they will purchase any Units tendered at the repurchase price described above. If they do not purchase Units tendered, the Trustee is authorized in its discretion to sell Units in the over-the-counter market if it believes it will obtain a higher net price for the redeeming investor.

     By the seventh calendar day after tender you will be mailed an amount equal to the Redemption Price per Unit. Because of market movements or changes in the Portfolio, this price may be more or less than the cost of your Units. The Redemption Price per Unit is computed each Business Day by adding the value of the Securities, declared but unpaid dividends on the Securities, cash and the value of any other Fund assets; deducting unpaid taxes or other governmental charges, accrued but unpaid Fund expenses and accrued but unpaid Deferred Sales Charges, unreimbursed Trustee advances, cash held to redeem Units, for purchase of Securities or for distribution to investors and the value of any other Fund liabilities; and dividing the result by the number of outstanding Units.

     Any investor owning Units with a value of at least $500,000 who redeems those Units may, in lieu of cash redemption, request distribution in kind of an amount and value of Securities per Unit equal to the otherwise applicable Redemption Price per Unit. Whole shares of each Security together with cash from the Capital Account equal to any fractional shares to which the investor would be entitled will be paid over to a distribution agent and either held for the account of the investor or disposed of in accordance with instructions of the investor. Any brokerage commissions on sales of Securities in connection with in-kind redemptions will be borne by the redeeming investors. The in-kind redemption option may be terminated by the Sponsors at any time upon prior notice to investors.

     If cash is not available in the Fund's Income and Capital Accounts to pay redemptions, the Trustee may sell Securities selected by the Agent for the Sponsors in a manner designed to maintain, to the extent practicable, the proportionate relationship among the number of shares of each Security. These sales are often made at times when the Securities would not otherwise be sold and may result in lower prices than might be realized otherwise and will also reduce the size and diversity of the Fund.

     Redemptions may be suspended or payment postponed if the New York Stock Exchange is closed other than for customary weekend and holiday closings, if the SEC determines that trading on that Exchange is restricted or that an emergency exists making disposal or evaluation of the Securities not reasonably practicable, or for any other period permitted by the SEC.

INCOME, DISTRIBUTIONS AND REINVESTMENT

INCOME AND DISTRIBUTIONS

     The net annual income per Unit will depend primarily upon the amount of dividends declared and paid by the issuers of the Securities and changes in the expenses of the Fund and, to a lesser degree, upon the level of purchases of additional Securities and sales of Securities. There is no assurance that dividends on the Securities will continue at their current levels or be declared or paid.

     Each Unit receives an equal share of quarterly distributions of dividend income. Because dividends on the Securities are not received at a constant rate throughout the year, any income distribution may be more or less than the amount then credited to the Income Account. Dividends payable to the Fund are credited to an Income Account, as of the date on which the Fund is entitled to receive the dividends, and other receipts are credited to a Capital Account. A Reserve Account may be created by withdrawing from the Income and Capital Accounts amounts considered appropriate by the Trustee to reserve for any material amount that may be payable out of the Fund. Funds held by the Trustee in the various accounts do not bear interest. Dividend income per Unit received by the Fund and available for distribution and the distributable balance in the Capital Account per Unit (other than capital gains) as of any particular record day will be distributed on or shortly after the related distribution day to the holders of record on that record day, provided that no distribution from the Capital Account is required unless the distributable balance therein (excluding capital gains) is at least $5.00 per 1,000 Units. There is no assurance that actual distributions will be made since all dividends received may be used to pay expenses.

     An amount equal to any capital gain net income (i.e. the excess of capital gains over capital losses recognized by the Fund in any taxable year) will be distributed shortly after the end of the year. In order to meet certain tax requirements the Fund may make a special distribution of income, including capital gains, to holders of record as of a date in December. Proceeds received from the disposition of any of the Securities which are not used to make the distribution of capital gain net income, for redemption of Units or reinvested in additional Securities will be held in the Capital Account to be distributed on the next succeeding distribution day.

REINVESTMENT

     Income and principal distributions on Units may be reinvested by participating in the Fund's reinvestment plan. Under the plan, the Units acquired for investors will be either Units already held in inventory by the Sponsors or new Units created by the Sponsors' deposit of additional Securities, contracts to purchase additional Securities or cash (or a bank letter of credit in lieu of cash) with instructions to purchase additional Securities. Purchases made pursuant to the Reinvestment Plan will be made without initial sales charge at the net asset value for Units of the Fund (but will be subject to subsequently deducted deferred sales charges). Under the Reinvestment
Plan, the Fund will pay the distributions to the Trustee which in turn will purchase for the investor full and fractional Units of the Fund at the price determined as of the close of business on the distribution day and will add the Units to the investor's account and send the investor an account statement reflecting the reinvestment. The Sponsors reserve the right to amend, modify or terminate the reinvestment plan at any time without prior notice. Investors holding Units in 'street name' should contact their broker, dealer or financial institution if they wish to participate in the reinvestment plan.

FUND EXPENSES

     Estimated annual Fund expenses are listed in Part A of the Prospectus; if actual expenses exceed the estimate, the excess will be borne by the Fund. The Trustee's annual fee is payable in monthly installments. The Trustee also benefits when it holds cash for the Fund in non-interest bearing accounts. Possible additional charges include Trustee fees and expenses for extraordinary services, costs of indemnifying the Trustee and the Sponsors, costs of action taken to protect the Fund and other legal fees and expenses, Fund termination expenses and any governmental charges. The Trustee has a lien on Fund assets to secure reimbursement of these amounts and may sell Securities for this purpose if cash is not available. The Sponsors receive an annual fee of a maximum of $0.35 per 1,000 Units to reimburse them for the cost of providing Portfolio supervisory services to the Fund. While the fee may exceed their costs of providing these services to the Fund, the total supervision fees from all Series of Equity Income Fund will not exceed their costs for these services to all of those Series during any calendar year. The Sponsors may also be reimbursed for their costs of providing bookkeeping and administrative services to the Fund, currently estimated at $0.10 per 1,000 Units. The Trustee's and Sponsors' fees may be adjusted for inflation without investors' approval.

     Expenses incurred in establishing the Fund, including the cost of the initial preparation of documents relating to the Fund, Federal and State registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket expenses will be paid by the Fund and amortized over the life of the Fund. Advertising and selling expenses will be paid from the Underwriting Account at no charge to the Fund. Defined Asset Funds can be a cost-effective way to purchase and hold investments. Annual operating expenses are generally lower than for managed funds. Because Defined Asset Funds have no management fees, limited transaction costs and no ongoing marketing expenses, operating expenses are generally less than 0.25% a year. When compounded annually, small differences in expense ratios can make a big difference in your investment results.

TAXES

TAXATION OF THE FUND

     The Fund intends to qualify for and elect the special tax treatment applicable to 'regulated investment companies' under Section 851-855 of the Internal Revenue Code of 1986, as amended (the 'Code'). Qualification and election as a 'regulated investment company' involve no supervision of investment policy or management by any government agency. If the Fund qualifies as a 'regulated investment company' and distributes to investors 90% or more of its taxable income without regard to its net capital gain (i.e., the excess of its net long-term capital gain over its net short-term capital loss), it will not be subject to Federal income tax on any portion of its taxable income (including any net capital gain) distributed to investors in a timely manner. In addition, the Fund will not be subject to the 4% excise tax on certain undistributed income of 'regulated investment companies' to the extent it distributes to investors in a timely manner at least 98% of its taxable income (including any net capital gain). It is anticipated that the Fund will not be subject to Federal income tax or the excise tax because the Indenture requires the distribution of the Fund's taxable income (including any net capital gain) in a timely manner. Although all or a portion of the Fund's taxable income (including any net capital gain) for a taxable year may be distributed shortly after the end of the calendar year, such a distribution will be treated for Federal income tax purposes as having been received by investors during the calendar year.

DISTRIBUTIONS

     Distribution to investors of the Fund's dividend income and net short-term capital gain in any year will be taxable as ordinary income to investors to the extent of the Fund's taxable income (without regard to its net capital gain) for that year. Any excess will be treated as a return of capital and will reduce the investor's basis in his Units and, to the extent that such distributions exceed his basis, will be treated as a gain from the sale of his Units as discussed below. It is anticipated that substantially all of the distributions of the Fund's dividend income and net short-term capital gain will be taxable as ordinary income to investors.

     Distribution of the Fund's net capital gain (designated as capital gain dividends by the Fund) will be taxable to investors as long-term capital gain, regardless of the length of time the Units have been held by an investor. An investor will recognize a taxable gain or loss if the investor sells or redeems his Units. Any gain or loss arising from (or treated as arising from) the sale or redemption of Units will be a capital gain or loss, except in the case of a dealer in securities. Capital gains are currently taxed at the same rate as ordinary income, however, the excess of net long-term capital gains over net short-term capital losses may be taxed at a lower rate than ordinary income for certain noncorporate taxpayers. A capital gain or loss is long-term if the asset is held for more than one year and short-term if held for one year or less. However, any capital loss on the sale or redemption of a Unit that an investor has held for six months or less will be a long-term capital loss to the extent of any capital gain dividends previously distributed to the investor by the Fund. The deduction of capital losses is subject to limitations.

     A distribution of Securities to an investor upon redemption of his Units will be a taxable event to such investor, and that investor will recognize taxable gain or loss (equal to the difference between such investor's tax basis in his Units and the fair market value of Securities received in redemption), which will be capital gain or loss upon such distribution, except in the case of a dealer in securities. Investors should consult their own tax advisers in this regard.

     Dividends received by the Fund from foreign issuers will generally be subject to foreign withholding taxes. The Fund will not be eligible for, and therefore does not intend to make, an election that would enable investors to credit foreign withholding taxes against their U.S. Federal income tax liability on distributions from the Fund.

     Distributions that are taxable as ordinary income to investors will constitute dividends for Federal income tax purposes. To the extent that distributions are appropriately designated by the Fund and are attributable to dividends received by the Fund from domestic issuers with respect to whose Securities the Fund satisfies the requirements for the dividends-received deduction, such distributions will be eligible for the dividends-received deduction for corporations (other than corporations such as 'S' corporations which are not eligible for such deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding company tax). The dividends-received deduction generally is currently 70%. However, Congress from time to time considers proposals that would adversely affect the after-tax return to investors who can take advantage of the deduction. For example, on December 7, 1995, the Clinton Administration proposed reducing the dividends received deduction to 50% for dividends paid or accrued after January 31, 1996. Investors are urged to consult their own tax advisers.

     Sections 246 and 246A of the Code contain additional limitations on the eligibility of dividends for the corporate dividends-received deduction. Depending upon the corporate investor's circumstances (including whether it has a 45-day holding period for its Units and whether its Units are debt financed), these limitations may be applicable to dividends received by an investor from the Fund which would otherwise qualify for the dividends-received deduction under the principles discussed above. Accordingly, investors should consult their own tax advisers in this regard. A corporate investor should be aware that the receipt of dividend income for which the dividends-received deduction is available may give rise to an alternative minimum tax liability (or increase an existing liability) because the dividend income will be included in the corporation's 'adjusted current earnings' for purposes of the adjustment to alternative minimum taxable income required by Section 56(g) of the Code.

     Investors will be taxed in the manner described above regardless of whether distributions from the Fund are actually received by the investor or are reinvested pursuant to the Reinvestment Plan.

     The Federal tax status of each year's distributions will be reported to investors and to the Internal Revenue Service. The foregoing discussion relates only to the Federal income tax status of the Fund and to the tax treatment of distributions by the Fund to U.S. investors. Investors that are not United States citizens or residents should be aware that distributions from the Fund will generally be subject to a withholding tax of 30%, or a lower treaty rate, and should consult their own tax advisers to determine whether investment in the Fund is appropriate. Distributions may also be subject to state and local taxation and investors should consult their own tax advisers in this regard.

RETIREMENT PLANS

     This Series of Equity Income Fund may be well suited for purchase by Individual Retirement Accounts ('IRAs'), Keogh plans, pension funds and other qualified retirement plans, certain of which are briefly described below. Generally, capital gains and income received in each of the foregoing plans are exempt from Federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special 5 or 10 year averaging or tax-deferred rollover treatment. Holders of Units in IRAs, Keogh plans and other tax-deferred retirement plans should consult their plan custodian as to the appropriate disposition of distributions. Investors considering participation in any of these plans should review specific tax laws related thereto and should consult their attorneys or tax advisors with respect to the establishment and maintenance of any of these plans. These plans are offered by brokerage firms, including the Sponsor of this Fund, and other financial institutions. Fees and charges with respect to such plans may vary.

     Retirement Plans for the Self-Employed--Keogh Plans. Units of the Fund may be purchased by retirement plans established for self-employed individuals, partnerships or unincorporated companies ('Keogh plans'). The assets of a Keogh plan must be held in a qualified trust or other arrangement which meets the requirements of the Code. Keogh plan participants may also establish separate IRAs (see below) to which they may contribute up to an additional $2,000 per year ($2,250 in a spousal account).

     Individual Retirement Account--IRA. Any individual can make use of a qualified IRA arrangement for the purchase of Units of the Fund. Any individual (including one covered by an employer retirement plan) can make a contribution in an IRA equal to the lesser of $2,000 ($2,250 in a spousal account) or 100% of earned income; such investment must be made in cash. However, the deductible amount an individual may contribute will be reduced if the individual's adjusted gross income exceeds $25,000 (in the case of a single individual), $40,000 (in the case of married individuals filing a joint return) or $200 (in the case of a married individual filing a separate return). Certain transactions which are prohibited under Section 408 of the Code will cause all or a portion of the amount in an IRA to be deemed to the distributed and subject to tax at that time. Unless nondeductible contributions were made in 1987 or a later year, all distributions from an IRA will be treated as ordinary income but generally are eligible for tax-deferred rollover treatment. Taxable distributions made before attainment of age 59 1/2, except in the case of the participant's death or disability or where the amount distributed is part of a series of substantially equal periodic (at least annual) payments that are to be made over the life expectancies of the participant and his or her beneficiary, are generally subject to a surtax in an amount equal to 10% of the distribution.

     Corporate Pension and Profit-Sharing Plans. A pension or profit-sharing plan for employees of a corporation may purchase Units of the Fund.

RECORDS AND REPORTS

     The Trustee keeps a register of the names, addresses and holdings of all investors. The Trustee also keeps records of the transactions of the Fund, including a current list of the Securities and a copy of the Indenture, which may be inspected by investors at reasonable times during business hours.

     With each distribution, the Trustee includes a statement of the amounts of income and any other receipts being distributed. Following the termination of the Fund, the Trustee sends each investor of record a statement summarizing transactions in the Fund's accounts including amounts distributed from them, identifying Securities sold and purchased and listing Securities held and the number of Units outstanding at termination and stating the Redemption Price per 1,000 Units at termination, and the fees and expenses paid by the Fund, among other matters. Fund accounts may be audited by independent accountants selected by the Sponsors and any report of the accountants will be available from the Trustee on request.

TRUST INDENTURE

     The Fund is a 'unit investment trust' created under New York law by a Trust Indenture among the Sponsors and the Trustee. This Prospectus summarizes various provisions of the Indenture, but each statement is qualified in its entirety by reference to the Indenture.

     The Indenture may be amended by the Sponsors and the Trustee without consent by investors to cure ambiguities or to correct or supplement any defective or inconsistent provision, to make any amendment required by the SEC or other governmental agency or to make any other change not materially adverse to the interest of investors (as determined in good faith by the Sponsors). The Indenture may also generally be amended upon consent of investors holding 51% of the Units. No amendment may reduce the interest of any investor in the Fund without the investor's consent or reduce the percentage of Units required to consent to any amendment without unanimous consent of investors. Investors will be notified of the substance of any amendment.

     The Trustee may resign upon notice to the Sponsors. It may be removed by investors holding 51% of the Units at any time or by the Sponsors without the consent of investors if it becomes incapable of acting or bankrupt, its affairs are taken over by public authorities, or if under certain conditions the Sponsors determine in good faith that its replacement is in the best interest of the investors. The resignation or removal becomes effective upon acceptance of appointment by a successor; in this case, the Sponsors will use their best efforts to appoint a successor promptly; however, if upon resignation no successor has accepted appointment within 30 days after notification, the resigning Trustee may apply to a court of competent jurisdiction to appoint a successor.

     Any Sponsor may resign so long as one Sponsor with a net worth of $2,000,000 remains. A new Sponsor may be appointed by the remaining Sponsors and the Trustee to assume the duties of the resigning Sponsor. If there is only one Sponsor and it fails to perform its duties or becomes incapable of acting or bankrupt or its affairs are taken over by public authorities, the Trustee may appoint a successor Sponsor at reasonable rates of compensation, terminate the Indenture and liquidate the Fund or continue to act as Trustee without a Sponsor. Merrill Lynch, Pierce, Fenner & Smith Incorporated has been appointed as Agent for the Sponsors by the other Sponsors.

     The Sponsors and the Trustee are not liable to investors or any other party for any act or omission in the conduct of their responsibilities absent bad faith, willful misfeasance, negligence (gross negligence in the case of a Sponsor) or reckless disregard of duty. The Indenture contains customary provisions limitingthe liability of the Trustee.

MISCELLANEOUS

LEGAL OPINION

     The legality of the Units has been passed upon by Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, as special counsel for the Sponsors.

AUDITORS

     The Statement of Condition in Part A of the Prospectus was audited by Deloitte & Touche LLP, independent accountants, as stated in their opinion. It is included in reliance upon that opinion given on the authority of that firm as experts in accounting and auditing.

TRUSTEE

     The Trustee and its address are stated on the back cover of the Prospectus. The Trustee is subject to supervision by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and either the Comptroller of the Currency or state banking authorities.

SPONSORS

     The Sponsors are listed on the back cover of the Prospectus. They may include Merrill Lynch, Pierce, Fenner & Smith Incorporated, a wholly-owned subsidiary of Merrill Lynch Co. Inc.; Smith Barney Inc., an indirect wholly-owned subsidiary of The Travelers Inc.; Prudential Securities Incorporated, an indirect wholly-owned subsidiary of the Prudential Insurance Company of America, PaineWebber Incorporated, a wholly-owned subsidiary of PaineWebber Group Inc. and Dean Witter Reynolds, Inc., a principal operating subsidiary of Dean Witter Discover & Co. Each Sponsor, or one of its predecessor corporations, has acted as Sponsor of a number of series of unit investment trusts. Each Sponsor has acted as principal underwriter and managing underwriter of other investment companies. The Sponsors, in addition to participating as members of various selling groups or as agents of other investment companies, execute orders on behalf of investment companies for the purchase and sale of securities of these companies and sell securities to these companies in their capacities as brokers or dealers in securities.

PUBLIC DISTRIBUTION

     During the initial offering period and thereafter to the extent additional Units continue to be offered for sale to the public by means of this Prospectus, Units will be distributed directly to the public by this Prospectus at the Public Offering Price determined in the manner provided above or to selected dealers who are members of the National Association of Securities Dealers, Inc. at a concession not in excess of the maximum sales charge. The Sponsors intend to qualify Units for sale in all states in which qualification is deemed necessary through the Underwriting Account and by dealers who are members of the National Association of Securities Dealers, Inc.. The Sponsors do not intend to qualify Units for sale in any foreign countries and this Prospectus does not constitute an offer to sell Units in any country where Units cannot lawfully be sold.

UNDERWRITERS' AND SPONSORS' PROFITS

     Upon sale of the Units, the Underwriters will be entitled to receive sales charges; each Underwriters' interest in the Underwriting Account will depend on the number of Units acquired through the issuance of additional Units. The Sponsors also realize a profit or loss on deposit of the Securities equal to the difference between the cost of the Securities to the Fund (based on the aggregate value of the Securities on their date of deposit) and the purchase price of the Securities to the Sponsors plus commissions payable by the Sponsors. In addition, a Sponsor or Underwriter may realize profits or sustain losses on Securities it deposits in the Fund which were acquired from underwriting syndicates of which it was a member. During the initial offering period, the Underwriting Account also may realize profits or sustain losses as a result of fluctuations after the initial date of deposit in the Public Offering Price of the Units. In maintaining a secondary market for Units, the Sponsors will also realize profits or sustain losses in the amount of any difference between the prices at which they buy Units and the prices at which they resell these Units (which include the sales charge) or the prices at which they redeem the Units. Cash, if any, made available by buyers of Units to the Sponsors prior to a settlement date for the purchase of Units may be used in the Sponsors' businesses to the extent permitted by Rule 15c3-3 under the Securities Exchange Act of 1934 and may be of benefit to the Sponsors.

PERFORMANCE INFORMATION

     Information on the performance of the Fund for various periods, on the basis of changes in Unit price plus the amount of dividends and capital gains reinvested, may be included from time to time in advertisements, sales literature, reports and other information furnished to current or prospective investors. Total return figures are not averaged, and may not reflect deduction of the sales charge, which would decrease the return. Average annualized return figures reflect deduction of the maximum sales charge. No provision is made for any income taxes payable.

     Past performance of any series may not be indicative of results of future series. Fund performance may be compared to the performance of the DJIA, the S&P 500 Composite Price Stock Index, the S&P MidCap 400 Index, or performance data from publications such as Lipper Analytical Services, Inc., Morningstar Publications, Inc., Money Magazine, The New York Times, U.S. News and World Report, Barron's, Business Week, CDA Investment Technology, Inc., Forbes Magazine or Fortune Magazine. Performance of the Stocks may be compared in sales literature to performance of the S&P 500 Stock Price Composite Index, to which may be added by year various national and international political and economic events, and certain milestones in price and market indicators and in offerings of Defined Asset Funds. This performance may also be compared for various periods with an investment in short-term U.S. Treasury securities; however, the investor should bear in mind that Treasury securities are fixed income obligations, having the highest credit characterisitics, while the Stocks involve greater risk because they have no maturities, and income thereon is subject to the financial condition of, and declaration by, the issuers. Various sales material may describe particular characteristics about each company which makes it a leader in its field.

DEFINED ASSET FUNDS

     For decades informed investors have purchased unit investment trusts for dependability and professional selection of investments. Defined Asset Funds' philosophy is to allow investors to 'buy with knowledge' (because, unlike managed funds, the portfolio is relatively fixed) and 'hold with confidence' (because the portfolio is professionally selected and regularly reviewed). Defined Asset Funds offers an array of simple and convenient investment choices, suited to fit a wide variety of personal financial goals--a buy and hold strategy for capital accumulation, such as for children's education or retirement, or attractive, regular current income consistent with the preservation of principal. Unit investment trusts are particularly suited for the many investors who prefer to seek long-term profits by purchasing sound investments and holding them, rather than through active trading. Few individuals have the knowledge, resources or capital to buy and hold a diversified portfolio on their own; it would generally take a considerable sum of money to obtain the breadth and diversity that Defined Asset Funds offer. Your investment objectives may call for a combination of Defined Asset Funds.

     One of the most important investment decisions you face may be how to allocate your investments among asset classes. Diversification among different kinds of investments can balance the risks and rewards of each one. Most investment experts recommend stocks for long-term capital growth. Long-term corporate bonds offer relatively high rates of interest income. By purchasing both defined equity and defined bond funds, investors can receive attractive current income, as well as growth potential, offering some protection against inflation. From time to time various advertisements, sales literature, reports and other information furnished to current or prospective investors may present the average annual compounded rate of return of selected asset classes over various periods of time, compared to the rate of inflation over the same periods.

SUPPLEMENTAL INFORMATION

     Upon writing or calling the Trustee shown on the back cover of this Prospectus, investors will receive without charge supplemental information about the Fund, which has been filed with the SEC. The supplemental information includes more detailed risk factor disclosure about the types of securities that may be part of the Portfolio and general information about the structure and operation of the Fund.

                             Defined
                             Asset FundsSM

SPONSORS:                          EQUITY INCOME FUND
Merrill Lynch,                     CONCEPT SERIES
Pierce, Fenner & Smith IncorporatedTELE-GLOBAL TRUST 2
Defined Asset Funds
P.O. Box 9051
Princeton, N.J. 08543-9051         This Prospectus does not contain all of the
(609) 282-8500                     information with respect to the investment
Smith Barney Inc.                  company set forth in its registration
Unit Trust Department              statement and exhibits relating thereto which
388 Greenwich Street--23rd Floor   have been filed with the Securities and
New York, NY 10013                 Exchange Commission, Washington, D.C. under
1-800-223-2532                     the Securities Act of 1933 and the Investment
PaineWebber Incorporated           Company Act of 1940, and to which reference
1200 Harbor Blvd.                  is hereby made.
Weehawken, N.J. 07087              ------------------------------
(201) 902-3000                     No person is authorized to give any
Prudential Securities Incorporated information or to make any representations
One Seaport Plaza                  with respect to this investment company not
199 Water Street                   contained in its registration statement and
New York, N.Y. 10292               exhibits relating thereto; and any
(212) 776-1000                     information or representation not contained
Dean Witter Reynolds Inc.          therein must not be relied upon as having
Two World Trade Center--59th Floor been authorized.
New York, N.Y. 10048               ------------------------------
(212) 392-2222                     When Units of this Fund are no longer
TRUSTEE:                           available this Prospectus may be used as a
The Chase Manhattan Bank, N.A.     preliminary prospectus for a future series,
(a National Banking Association)   in which case investors should note the
Unit Trust Department              following:
Box 2051                           Information contained herein is subject to
New York, NY 10048                 amendment. A registration statement relating
1-800-323-1508                     to securities of a future series has been
                                   filed with the Securities and Exchange
                                   Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.
                                   This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                                                      15179--2/96

                                    PART II
             ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS

A. The following information relating to the Depositors is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

                                                                SEC FILE OR
                                                               IDENTIFICATION           DATE
                                                                   NUMBER              FILED
                                                            ----------------------------------------
   I.  Bonding Arrangements and Date of Organization of the
            Depositors filed pursuant to Items A and B of
            Part II of the Registration Statement on Form
            S-6 under the Securities Act of 1933:
            Merrill Lynch, Pierce, Fenner & Smith
            Incorporated                                          2-52691             1/17/95
            Smith Barney Inc. ..............................      33-29106            6/29/89
            PaineWebber Incorporated .......................      2-87965             11/18/83
            Prudential Securities Incorporated..............      2-61418             4/26/78
            Dean Witter Reynolds Inc. ......................      2-60599              1/4/78
   II.  Information as to Officers and Directors of the
            Depositors filed pursuant to Schedules A and D
            of Form BD under Rules 15b1-1 and 15b3-1 of the
            Securities Exchange Act of 1934:
            Merrill Lynch, Pierce, Fenner & Smith
            Incorporated                                           8-7221         5/26/94, 6/29/92
            Smith Barney Inc. ..............................       8-8177         8/29/94, 8/2/93
            PaineWebber Incorporated .......................      8-16267         4/20/94, 7/31/86
            Prudential Securities Incorporated..............      8-27154         6/30/94, 6/20/88
            Dean Witter Reynolds Inc. ......................      8-14172         2/23/94, 4/9/91
   III.  Charter documents of the Depositors filed as
            Exhibits to the Registration Statement on Form
            S-6 under the Securities Act of 1933 (Charter,
            By-Laws):
            Merrill Lynch, Pierce, Fenner & Smith
            Incorporated                                      2-73866, 2-77549    9/22/81, 6/15/82
            Smith Barney Inc. ..............................      33-20499            3/30/88
            PaineWebber Incorporated .......................      2-87965             11/18/83
            Prudential Securities Incorporated..............      2-52947              3/4/75
            Dean Witter Reynolds Inc. ......................      2-60599              1/4/78
B.  The Internal Revenue Service Employer Identification
Numbers of the Sponsors and Trustee are as follows:
            Merrill Lynch, Pierce, Fenner & Smith
Incorporated                                                     13-5674085
            Smith Barney Inc. ..............................     13-1912900
            PaineWebber Incorporated .......................     13-2638166
            Prudential Securities Incorporated..............     22-2347336
            Dean Witter Reynolds Inc. ......................     94-0899825
            The Chase Manhattan Bank, N.A., Trustee.........     13-2633612

                          SERIES OF EQUITY INCOME FUND
                AND DEFINED ASSET FUNDS MUNICIPAL INSURED SERIES
        DESIGNATED PURSUANT TO RULE 487 UNDER THE SECURITIES ACT OF 1933

                                                                    SEC
SERIES NUMBER                                                   FILE NUMBER
--------------------------------------------------------------------------------
Equity Income Fund, Blue Chip Stock Series(1)...............           33-05653
Equity Income Fund, 'Merit' 1987 Series.....................           33-10989
Equity Income Fund, Concept Series Real Estate Income
Fund........................................................           33-51869
Equity Income Fund, Select Ten Portfolio--1995 Spring
Series......................................................           33-55807
Defined Asset Funds Municipal Insured Series................           33-54565

                       CONTENTS OF REGISTRATION STATEMENT
This Registration Statement on Form S-6 comprises the following papers and documents:
     The facing sheet of Form S-6.
     The Cross-Reference Sheet (incorporated by reference from the Cross-Reference Sheet of the Registration Statement of Defined Asset Funds Municipal Insured Series, 1933 Act File No. 33-54565).
     The Prospectus.
     The Signatures.
     The following exhibits:

1.1 --Form of Trust Indenture (incorporated by reference to Exhibit 1.1 to Amendment No. 2 to the Registration Statement on Form S-6 of Equity Income Fund, Select Growth Portfolio--1995 Series 2, Defined Asset Funds, Reg. No. 33-58535).
1.1.1 --Form of Standard Terms and Conditions of Trust Effective as of October 21, 1993 (incorporated by reference to Exhibit 1.1.1 to the Registration Statement of Municipal Investment Trust Fund, Multistate Series-48, 1933 Act File No. 33-50247).
1.2 --Form of Master Agreement Among Underwriters (incorporated by reference to Exhibit 1.2 to the Registration Statement under the Securities Act of 1933 of The Corporate Income Fund, One Hundred Ninety-Fourth Monthly Payment Series, 1933 Act File No. 2-90925).
3.1 --Opinion of counsel as to the legality of the securities being issued including its consent to the use of its name under the heading 'Miscellaneous--Legal Opinion' in the Prospectus.
5.1     --Consent of independent accountants.
9.1     --Information Supplement

                       EQUITY INCOME FUND CONCEPT SERIES
                              TELE-GLOBAL TRUST 2


                                   SIGNATURES

     The registrant hereby identifies the series numbers of Equity Income Fund and Defined Asset Funds Municipal Insured Series listed on page R-1 for the purposes of the representations required by Rule 487 and represents the following:

     1) That the portfolio securities deposited in the series as to which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     3) That it has complied with Rule 460 under the Securities Act of 1933.


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 14TH DAY OF FEBRUARY, 1996.


             SIGNATURES APPEAR ON PAGE R-3, R-4, R-5, R-6 AND R-7.

     A majority of the members of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

     A majority of the members of the Board of Directors of Smith Barney Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

      A majority of the members of the Executive Committee of the Board of Directors of PaineWebber Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

      A majority of the members of the Board of Directors of Prudential Securities Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

      A majority of the members of the Board of Directors of Dean Witter Reynolds Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under
  the Board of Directors of Merrill         Form SE and the following 1933 Act
  Lynch, Pierce,                            File
  Fenner & Smith Incorporated:              Number: 33-43466

      HERBERT M. ALLISON, JR.
      BARRY S. FREIDBERG
      EDWARD L. GOLDBERG
      STEPHEN L. HAMMERMAN
      JEROME P. KENNEY
      DAVID H. KOMANSKY
      DANIEL T. NAPOLI
      THOMAS H. PATRICK
      JOHN L. STEFFENS
      DANIEL P. TULLY
      ROGER M. VASEY
      ARTHUR H. ZEIKEL
      By
       ERNEST V. FABIO
       (As authorized signatory for Merrill Lynch, Pierce,
       Fenner & Smith Incorporated and
       Attorney-in-fact for the persons listed above)

                               SMITH BARNEY INC.
                                   DEPOSITOR

By the following persons, who constitute a majority of      Powers of Attorney
  the Board of Directors of Smith Barney Inc.:                have been filed
                                                              under the 1933 Act
                                                              File Number:
                                                              33-49753 and
                                                              33-55073

      STEVEN D. BLACK
      JAMES BOSHART III
      ROBERT A. CASE
      JAMES DIMON
      ROBERT DRUSKIN
      JEFFREY LANE
      ROBERT H. LESSIN
      By MICHAEL J. BROPHY
       (As authorized signatory for
       Smith Barney Inc. and
       Attorney-in-fact for the persons listed above)

                            PAINEWEBBER INCORPORATED
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under
  the Executive Committee of the Board      the following 1933 Act File
  of Directors of PaineWebber               Number: 33-55073
  Incorporated:

      DONALD B. MARRON
      JOSEPH J. GRANO, JR.
      By
       ROBERT E. HOLLEY
       (As authorized signatory for
       PaineWebber Incorporated
       and Attorney-in-fact for the persons listed above)

                       PRUDENTIAL SECURITIES INCORPORATED
                                   DEPOSITOR

By the following persons, who constitute a majority of      Powers of Attorney
  the Board of Directors of Prudential Securities             have been filed
  Incorporated:                                               under Form SE and
                                                              the following 1933
                                                              Act File Number:
                                                              33-41631

      ALAN D. HOGAN
      GEORGE A. MURRAY
      LELAND B. PATON
      HARDWICK SIMMONS
      By
       WILLIAM W. HUESTIS
       (As authorized signatory for Prudential Securities
       Incorporated and Attorney-in-fact for the persons listed above)

                           DEAN WITTER REYNOLDS INC.
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under Form
  the Board of Directors of Dean Witter     SE and the following 1933 Act File
  Reynolds Inc.:                            Number:
                                            33-17085

      NANCY DONOVAN
      CHARLES A. FIUMEFREDDO
      JAMES F. HIGGINS
      STEPHEN R. MILLER
      PHILIP J. PURCELL
      THOMAS C. SCHNEIDER
      WILLIAM B. SMITH
      By
       MICHAEL D. BROWNE
       (As authorized signatory for Dean Witter Reynolds Inc.
       and Attorney-in-fact for the persons listed above)
                                      R-7